COWEN

August 10, 2020

Mr. Dave Irving and Ms. Sharon Blume
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	COWEN INC. Form 10-K for the Fiscal Year Ended December 31, 2019 Filed March 4, 2020 Form 8-K Filed April 29, 2020 File No. 001-34516

Dear Mr. Irving and Ms. Blume:

We are writing in response to your letter dated July 13, 2020 with respect to the review, by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), of Cowen Inc.’s (the “Company”) above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the Commission on March 4, 2020, and the Form 8-K containing the Company’s earnings release for the three-month period ended March 31, 2020, which was filed with the Commission on April 29, 2020. Our responses to your comments are provided below. For your convenience, we have restated the text of your comments.

Because of the confidential nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter.  We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests 17 C.F.R. § 200.83 (“Rule 83”).  For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (this “Letter”) and (b) the accompanying Request letter (collectively, the “Confidential Material”).  Please promptly inform the Company of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Cowen Inc. 599 Lexington Avenue, 20th Floor New York, NY 10022 T 646 562 1010 www.cowen.com	CONFIDENTIAL TREATMENT REQUESTED BY COWEN INC. COWEN INC. 1

In accordance with Rule 83, this Letter has also been clearly marked with the legend “CONFIDENTIAL TREATMENT REQUESTED BY COWEN INC.” and each page is marked for the record with the identifying numbers and code “COWEN INC. 1” through “COWEN INC. 7.”

Form 8-K filed April 29, 2020
Exhibit 99.1

Appendix: Non-GAAP Financial Measures, page 9

1.
Please tell us in more detail how you use Economic Income (Loss), Economic Operating Income (Loss), Economic Income (Loss) Revenues and the related per share amounts to measure your consolidated operating performance. Include a discussion of the reasons why you believe each of these measures are useful to investors.

Response:

The Company believes that each of Economic Income (Loss), Economic Operating Income (Loss) and related per share amounts as well as Economic Income (Loss) Revenues provide investors and analysts with important key financial performance indicators that are utilized by the Company’s management to assess the performance of the Company’s consolidated operations and business segments, to make decisions about capital allocation, compensation and recruiting as well as to set corporate strategy and assess the overall effectiveness of senior management. Accordingly, these non-GAAP financial measures provide investors and analysts an opportunity to see the Company as viewed by the Company’s Chief Executive Officer and management, to assess the Company with the same metrics that the Company’s Chief Executive Officer and management utilizes internally and to enable comparison to peers with similar financial measures.  Such information is presented consistently with prior periods.

Economic Income (Loss) is a pre-tax measure that (i) includes management reclassifications, (ii) eliminates the impact of consolidation of Consolidated Funds and excludes (a) goodwill and intangible impairment, (b) certain other transaction-related adjustments and/or reorganization expenses and (c) certain costs associated with debt.

Economic Operating Income (Loss) is Economic Income (Loss) before depreciation and amortization expenses.

Economic Income (Loss) Revenue consists of the revenue component of Economic Income (Loss) and Economic Operating Income (Loss).

CONFIDENTIAL TREATMENT REQUESTED BY COWEN INC.
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The Company has received feedback from investors and analysts that the Company’s financials are complex and that its financial performance can be difficult to understand; accordingly, the Company has historically provided the above non-GAAP financial measures to its investors and analysts through its public filings and the Company understands that its investors and analysts find Economic Income (Loss), Economic Operating Income (Loss) and related per share measures as well as Economic Income (Loss) Revenue helpful in analyzing the Company’s performance and in comparing the Company’s financial performance to that of its peer companies and competitors. The Company believes that its non-GAAP financial measures are to be viewed in addition to, and not in lieu of, the Company’s reported GAAP results and are regarded as supplemental to its GAAP financial results.

Beginning with the Form 8-K containing the Company’s earnings release for the three-month and six-month periods ended June 30, 2020 filed with the Commission on July 28, 2020 and the Company’s Quarterly Report on Form 10-Q for the three and six-month periods ended June 30, 2020 filed with the Commission on July 30, 2020, the Company has added enhancements to the disclosure of the Company’s non-GAAP financial measures based on the discussion provided above

Unaudited Reconciliation of US GAAP and Economic Revenue for the Three Months Ended March 31, 2020, page 11

2.
It appears that many of the adjustments you make to GAAP revenue when calculating Economic Income revenue are to reclassify amounts from other income statement line items to revenue. For example, income (loss) from proprietary trading has been reclassified from other income to revenue. Additionally, gross interest expense for net securities borrowed and securities loaned activities has been reclassified to revenue. Please explain to us why you believe it is appropriate to characterize these amounts and any similar “other adjustments” as revenue for non-GAAP purposes when they not recognized as revenue under GAAP.

Response:

As the Company noted above in its response to the first comment received from the Staff, the Company believes that its non-GAAP financial measures provide investors and analysts with the key financial performance indicators that the Company’s Chief Executive Officer and management utilize to assess the performance of the Company’s consolidated operations and business segments, to make decisions about capital allocation, compensation and recruiting as well as to set corporate strategy and to enable comparison to peers with similar financial measures. The specific adjustments noted by the Staff as reclassifying income statement line items to revenue are intended by the Company to align the Company’s revenue with how the Company’s Chief Executive Officer views the business. Accordingly, the Company believes that it is appropriate to characterize these amounts and any other similar adjustments as revenue for non-GAAP purposes because such amounts are intended as a supplemental financial measure to its GAAP presentation of revenues, which we have historically included in our public filings in an effort to provide our investors and analysts with further insight into our GAAP financial measures. More specifically, the Company believes that the above-mentioned adjustments to GAAP revenue when calculating Economic Income (Loss) Revenues provide an aggregated view of all income generating activities conducted by the Company. The Company enhancements to its disclosures of non-GAAP financial measures to better present the reclassifications that occur in its non-GAAP financial measures in its public filings beginning with the Company’s Form 8-K containing the Company’s earnings release for the three-month and six-month periods ended June 30, 2020 filed with the Commission on July 28, 2020 and the Company’s Quarterly Report on Form 10-Q for the three and six-month periods ended June 30, 2020 filed with the Commission on July 30, 2020.

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The Company would also like to address the Staff’s question on the specific adjustments noted in its second comment regarding (i) reclassification of income (loss) from proprietary trading from other income to revenue, (ii) gross interest expense for net securities borrowed and securities loaned activities reclassification to revenue and (iii) any similar “other adjustments” as revenue for non-GAAP purposes when they not recognized as revenue under GAAP.

i.
The Company’s reclassification of income (loss) from proprietary trading from other income to revenue is meant to provide investors and analysts with a view of the Company’s revenues consistent with the Company’s peer group and competitors.  Most of the Company’s peers and competitors report Principal Transaction Revenue, net or Trading Revenue, net as a component of revenue in their GAAP financial statements.   The Company’s reclassification of income (loss) from proprietary trading to investment income is intended to provide (a) investors and analysts with a financial measure supplemental to the Company’s GAAP presentation and (b) further insight into the performance of the income (loss) generated from investing the Company’s capital in various strategies.

ii.
The Company’s reclassification of gross interest expense for net securities borrowed and securities loaned activities from Interest and Dividend Revenue and Interest and Dividend Expense to Brokerage Revenue is not meant to depict non-revenue items as revenue, but rather to provide an aggregated view of the net interest income of the Company’s securities finance business. The Company’s securities finance business operates on a matched book basis.  The performance of this business is measured by the net interest income position of the business by the Company.  The Company intends its presentation of net interest income to provide (a) investors and analysts with a financial measure supplemental to the Company’s GAAP presentation and (b) further insight into the performance of the Company’s securities finance business.

iii.
Carried interest, which the Company applies an equity ownership model under ASC 323, is recorded in other income (loss): net gains (losses) on securities, derivatives and other investments for GAAP and is shown as part of incentive income for Economic Income (Loss) Revenues. The Company believes this is a presentation reclassification to holistically present  incentive-based income earned from its investment management businesses in a single line item that would otherwise be shown separately due to the distinction between the accounting under ASC 606 and ASC 323. Please note that this is a separate adjustment than the recognition of incentive fees under ASC 606 as noted by 3(a) in the Staff comment below. The Company is not altering the timing of revenue recognition based on the applicable ASC guidance for this specific adjustment. The Company intends its presentation of net gains (losses) on securities, derivatives and other investments as part of incentive income to provide (a) investors and analysts with a financial measure supplemental to the Company’s GAAP financial measures and (b) further insight into the performance of the Company’s investment management businesses.

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3.
We note the adjustments to a) recognize incentive fees during periods when the fees are not yet crystalized b) recognize startup costs of a fund over the expected life of a fund and c) recognize retainer fees related to investment banking activities earned during the period that would otherwise be deferred until closing. Please tell us how you considered the guidance in the Division’s Non-GAAP C&DI 100.04 when determining the appropriateness of your presentation. Specifically, explain to us how you considered whether your non-GAAP measure includes individually tailored revenue recognition and measurement methods that could violate Rule 100(b) of Regulation G.

Response:

 [***]

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 35

4. We note you had material ‘net gains (losses) on securities, derivatives and other investments’ and ‘net realized and unrealized gains (losses) on investments and other transactions’ in the periods presented. Please revise future filings to disclose the underlying causes for material changes in these line items from period-to-period. For example, consider expanding your disclosure to include the specific investment strategies, industries or issuers to which the net gains (losses) on securities, derivatives and other investments relate. Similarly, for your Consolidated Funds, consider disclosure identifying any specific funds performance contributing to net realized and unrealized gains (losses) on investments and other transactions. Show us what your disclosure will look like in your response. Refer to SEC Release 33-8350.

_________________________
*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY COWEN INC.
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Response:

The Company has carefully reviewed the guidance in SEC Release 33-8350 and considered the Staff’s request to revise future filings to disclose the underlying causes for material changes in these material ‘net gains (losses) on securities, derivatives and other investments’ and ‘net realized and unrealized gains (losses) on investments and other transactions’ in the periods presented from period-to-period. The Company has reflected the requested revisions in its public filings beginning with the Company’s Quarterly Report on Form 10-Q for the three and six-month periods ended June 30, 2020 filed with the Commission on July 30, 2020.

The Company has attached the disclosures relating to the material ‘net gains (losses) on securities, derivatives and other investments’ and ‘net realized and unrealized gains (losses) on investments and other transactions’ included in Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company’s form 10-Q for the three and six months ended June 30, 2020 filed with the Commission on July 30, 2020, attached hereto as Appendix A.

We appreciate the Staff’s attention to the Company’s filings and the opportunity to provide the foregoing responses to the Staff’s comments. Should you have any questions concerning the foregoing, please do not hesitate to call me at (212) 845-7919.

Sincerely,

/s/ Stephen Lasota
Stephen Lasota
Chief Financial Officer
Cowen Inc.

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Appendix A

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Company’s form 10-Q for the three and six months ended June 30, 2020

Three Months Ended June 30, 2020 Compared with the Three Months Ended June 30, 2019

Other Income (Loss)

Other income (loss) increased $224.2 million to $233.9 million for the three months ended June 30, 2020 compared with $9.7 million in the prior year period. The increase in other income (loss) was primarily attributable to the increase in Net gains (losses) on securities, derivatives and other investments which relates to an increase in performance in our investment in electric truck maker Nikola, Cowen Healthcare (the healthcare investment strategy), merger strategies and our activist investments.  The liquid strategy increases were partially offset by the impairment of our Surfside real estate investment.  The increase is also attributable to the Other Income (loss) from Consolidated Funds which increased in the second quarter of 2020 due to strong performance of the UCITs Fund which recouped in the second quarter of 2020 after first quarter losses.  The gains and losses shown under Consolidated Funds reflect the consolidated total performance for such funds, and the portion of those gains or losses that are attributable to other investors is allocated to redeemable non-controlling interests.

Six Months Ended June 30, 2020 Compared with Six Months Ended June 30, 2019

Other Income (Loss)

Other income (loss) increased $66.1 million to $116.7 million for the six months ended June 30, 2020 compared with $50.6 million in the prior year period. The increase in other income (loss) was primarily attributable to the increase in Net gains (losses) on securities, derivatives and other investments which relates to increase in performance in our investment in electric truck maker Nikola, Cowen Healthcare (the healthcare investment strategy), merger strategies and our activist investments.  The liquid strategy increases were partially offset by the impairment of our Surfside real estate investment. .  The increase was partially offset by a decrease in Other Income (loss) from Consolidated Funds which decreased during 2020 due to strong performance of our UCITS Fund offset by losses in the Ramius Merger Fund LLC compared to the prior year period. The gains and losses shown under Consolidated Funds reflect the consolidated total performance for such investment funds, and the portion of those gains or losses that are attributable to other investors is allocated to non-controlling interests.

CONFIDENTIAL TREATMENT REQUESTED BY COWEN INC.
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